UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008

Commission File Number: 000-51053

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE9 LIMITED
Form 6-K

Page
Signature	3
Exhibit 99.1 — Summary of the results of the annual general meeting	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: December 18, 2008

Exhibit 99.1
At its 2008 annual general meeting of shareholders held in Shanghai on December 16, 2008, The9 Limited’s shareholders resolved:
a. that the repurchase of an aggregate of 1,839,061 shares of a par value US$0.01 each (the “Shares”) from the Bank of New York at the price paid for the repurchase of the Shares (being no greater than US$28.00 per American Depositary Share representing such Shares) (the “Purchase Price) be and is approved and ratified, and that the payment of the Shares out of the capital of the Company be and is approved and ratified;
b. that the Company is approved and authorized, but not obligated, to purchase its own American Depositary Shares (“ADSs”) with an aggregate value of up to US$50 million, by a repurchase of corresponding ordinary shares from the depositary, to be funded out of the capital of the Company to the relevant ADS holders (or their agents) at the direction of the depositary (the “Repurchase”) and Mr. Jun Zhu and any person specifically nominated in written by him for such purpose (each an “Authorized Person”), to effect the Repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions, in the judgment of the Authorized Person, warrant, in accordance with (i) all applicable requirements of Rule 10b-18 under the U.S. securities Exchange Act of 1934, as amended, (ii) the Companies Law (2007 Revision) of the Cayman Islands, as amended, and (iii) the provision of the Articles of Association of the Company and on such other terms to be set out in resolutions of the Company’s board of directors approving such share repurchase;
c. that the amendment to the Company’s articles of association in the form as Exhibit A is approved and confirmed, and each director or officer of the Company is authorized to take any action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Exhibit A
RESOLVED as a special resolution, that the articles of association of the Company be amended as follows:
By deleting the existing Articles 15 through to 18 in their entirety and substituting therefore the following new Articles:
“15. Subject to the provisions of the Statutes and these Articles, the Company may:
(a) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Board may, before the issue of the shares, determine;
(b) purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by Ordinary Resolution or the manner of purchase shall be in accordance with the following Articles (this authorisation is in accordance with section 37(2) of the Companies Law or any modification or re-enactment thereof for the time being in force); and
(c) make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statutes, including out of capital.
16. Purchase of shares listed on any securities exchange or other system on which shares of the Company may be listed or otherwise authorized for trading from time to time (an “Exchange”): the Company is authorised to purchase any share listed on such Exchange in accordance with the following manner of purchase:
(a) the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share; and
(b) the repurchase shall be at such time, at such price and on such other terms as determined and agreed by the Board in their sole discretion provided however that:
(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on such Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.
17A. Purchase of shares not listed on an Exchange: the Company is authorised to purchase any shares not listed on an Exchange in accordance with the following manner of purchase:
(a) the Company shall serve a repurchase notice in a form approved by the Board on the Member from whom the shares are to be repurchased at least two business days prior to the date specified in the notice as being the repurchase date;
(b) the price for the shares being repurchased shall be such price agreed between the Board and the applicable Member;
(c) the date of repurchase shall be the date specified in the repurchase notice; and
(d) the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Member intheir sole discretion.
17B. The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.
18. The holder of the shares being purchased shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.”